Filed by Cincinnati Bell Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hawaiian Telcom Holdco, Inc.
Commission File No.: 001-34686

The following communication was provided to suppliers of Cincinnati Bell on July 10, 2017:

Dear Valued Cincinnati Bell Partner –

Earlier today, Cincinnati Bell announced that it has signed a definitive agreement to combine with Hawaiian Telcom, Hawai’i’s fiber-centric Technology Leader providing voice, video, broadband, data center and cloud solutions. Cincinnati Bell also announced that it has signed a definitive agreement to acquire OnX, a technology services and solutions provider in North America and the United Kingdom. Together, these businesses will add meaningful scale and expanded service offerings to Cincinnati Bell’s network and IT services.

These announcements are part of Cincinnati Bell’s refined strategy to focus on growing its business in two distinct areas: network communications and IT services. In combining Hawaiian Telcom with our business, Cincinnati Bell adds operational scale, a commercial opportunity in Hawai’i, and expands its fiber-centric footprint. Further, the Hawaiian Telcom team shares our commitment to fiber investment as 5G becomes imminent and the Internet of Things grows dramatically. Meanwhile, the acquisition of OnX creates greater scale in the capital-light, IT solutions business, providing the Company with greater geographic and customer diversification, as well as significantly enhanced capabilities in cloud services, infrastructure and IoT.

Together, Hawaiian Telcom and OnX bring financial and operational scale and established market positions in new geographies. These two highly complementary additions will amplify Cincinnati Bell’s trajectory with a clear pathway for growth and bring new opportunities for revenue diversification and geographic expansion.

The value we place on our relationship with you remains unchanged as we work to align our business with an evolving industry and position ourselves to meet – and anticipate – the needs of our clients. Our decision to pursue this refined business strategy, and the correlating transactions announced today, will make us an even stronger partner for our suppliers and vendors as we position Cincinnati Bell for the next stage of growth.

We expect no disruptions in your day-to-day interactions with our company. Your normal contacts will remain the same, and we are committed to maintaining open lines of communication as we take this next step as a company.

This is a historic moment for Cincinnati Bell and we thank you for your continued partnership as we look forward to an even brighter future.

Thank you,

/s/ Leigh Fox

Leigh Fox
President & CEO
Cincinnati Bell Corporation

NO OFFER OR SOLICITATION

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cincinnati Bell and Hawaiian Telcom will be submitted to Hawaiian Telcom’s stockholders for their consideration. In connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom, Cincinnati Bell intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to Cincinnati Bell’s common shares to be issued in the proposed transaction and a proxy statement for Hawaiian Telcom’s stockholders (the “Proxy Statement”) and Hawaiian will mail the Proxy Statement to its stockholders and file other documents regarding the proposed transaction with the SEC.  SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Cincinnati Bell or Hawaiian Telcom with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com.

PARTICIPANTS IN THE SOLICITATION

Cincinnati Bell, Hawaiian Telcom, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom. Information about Cincinnati Bell’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2017 and information about Hawaiian Telcom’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017. These documents are available free of charge from the sources indicated above, and from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Proxy Statement and other relevant materials Cincinnati Bell and Hawaiian Telcom intend to file with the SEC.